Exhibit 99.1

Vermilion Energy Inc. Announces CEO Departure and the Appointments of Executive Chairman and President

CALGARY, May 25, 2020 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) announces that Anthony Marino has stepped down as President and Chief Executive Officer and as a director of the Company, effective immediately. Mr. Marino made many contributions to Vermilion during his eight-year tenure with the Company, including various improvements to the cost structure and associated capital efficiencies. These core competencies will continue to serve the Company well moving into the future. Vermilion's Board of Directors (the "Board") would like to thank Mr. Marino for his contributions to the Company.

The Board is pleased to announce that Lorenzo Donadeo has been appointed Executive Chairman. Mr. Donadeo has 39 years of experience in the oil and gas industry. He was a co-founder of Vermilion in 1994 and has served as Chairman of the Board since March 1, 2016. From 2014 to 2016, Mr. Donadeo served as the Chief Executive Officer. From 2003 to 2014, he served as President and Chief Executive Officer and from 1996 to 2003 he served as Vermilion's Executive Vice President and Chief Operating Officer. Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

The Board is also pleased to announce that Curtis Hicks is rejoining the Company and has been appointed President. Mr. Hicks has 40 years of experience in the oil and gas industry. Most recently, he was Executive Vice-President and Chief Financial Officer of Vermilion from 2003 to 2018. During his time at Vermilion, the Company was recognized as one of the premier Canadian oil and gas companies with a strong financial structure backstopping disciplined capital allocation. He was a key contributor to Vermilion's success and culture during his tenure. Mr. Hicks is a Chartered Professional Accountant and has a Bachelor of Commerce degree (with distinction) from the University of Saskatchewan.

In lieu of filling the role of Chief Executive Officer, Vermilion has created an Executive Committee consisting of a minimum of five senior executives from within the Company. It will include the Executive Chairman, President, Chief Financial Officer, Chief Operating Officer, Executive Vice-President People and Culture and Vice-President of Business Development. The Executive Committee structure was successfully utilized by Vermilion in the past and has been formally re-established. It will be used by the organization to review and approve key organizational, financial, operational and strategic decisions for the Company. This leadership structure has proven to be a highly collaborative decision-making model that draws upon the collective knowledge, experience, business acumen and skills of the senior management team.

Larry MacDonald will continue as lead director.

Mr. Donadeo and Mr. Hicks know the Company well. They know the assets, the people and the corporate culture and have a positive track record of long-term value creation at Vermilion.

Stated Lorenzo Donadeo, "In these challenging times, Vermilion will redouble its focus on its core business principles that have served it well over its successful 26-year history. These principles are based on a conservative, long-term focus on balance sheet strength and capital discipline to generate strong returns. This has resulted in Vermilion providing shareholders with over $3.8 billion, or $40.20 per share, of dividends over the last 17 years. This approach has also helped build an organization underpinned by a high quality, high netback diversified asset base with strong free cash flow generation. Through Vermilion's history we have experienced, and more importantly learned from, several previous severe downturns. To that end, while our long-term strategic plan is unchanged, we have acted quickly to ensure the Company can emerge from the current downturn in a strong financial position. This, together with our talented and dedicated organizational team gives me confidence that we can successfully navigate the Company through this very difficult time and position Vermilion for continued long-term value creation."

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion holds a 20% working interest in the Corrib gas field in Ireland.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Lorenzo Donadeo, Executive Chairman; Curtis Hicks, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:00e 25-MAY-20